425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

July 25, 2011

Ms. Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	InvenSense, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: May 24, 2011
File No.: 333-167843

Dear Ms. Ravitz:

We enclose herewith, on behalf of InvenSense, Inc. (the “Company”), clean and marked copies of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), together with responses to the comments number 1 and 4 raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 9, 2011. Amendment No. 2 incorporates responses to each of the Staff’s comments. The Company previously responded to the comments number 2 and 3 in a separate letter dated July 1, 2011. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Management’s Discussion and Analysis, page 40

Results of Operations, page 44

1.	We note variances in income from operations and net income during the periods presented. Under separate captions, please expand your disclosure to explain clearly to investors the reasons for the variances in your operating and net income for the periods presented. Also disclose any known material trends affecting your operating and net income for the periods presented.

Response: In response to the Staff’s comment, the Company has revised the discussion of its results of operations throughout MD&A to explain the reasons for variances in its operating and net income for the periods presented. In addition, the Company has

Ms. Amanda Ravitz, Esq.

July 25, 2011

discussed material trends affecting its operations on pages 42 and 43 of Amendment No. 2.

Manufacturing, page 77

4.	Given your disclosure noted in the prior comment regarding the co-location of your fabrication technology with the equipment of your foundry partners, please expand your risk factor beginning a the top of page 14, as applicable, to the extent that this arrangement limits the number of foundries that you could partner with or would delay your ability to qualify additional foundries, etc.

Response: In response to the Staff’s comment, the Company has revised the risk factor captioned “We rely on a limited number of third parties…” on page 14 to address the fact that the Company currently expects Taiwan Semiconductor to manufacture the majority of its products during the current fiscal year and a substantial portion of those products in the next fiscal year. In addition, the risk factor clarifies that the Company expects that it would take approximately nine to 16 months to transition its manufacturing to new third-party manufacturers that have not already begun installing the Company’s manufacturing process.

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We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-7197.

Sincerely,

John W. Campbell, Esq.

cc:	Steven Nasiri (InvenSense, Inc.)
Alan Krock (InvenSense, Inc.)
Andrew D. Thorpe, Esq. (Morrison & Foerster LLP)
Aaron J. Alter, Esq. (Wilson Sonsini Goodrich & Rosati)
Jon C. Avina, Esq. (Wilson Sonsini Goodrich & Rosati)